FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: September 15, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 15, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary




Galileo                                   Newcourt

                                          Trading Symbol: NCT
                                          Exchange Listing: Toronto,
                                                            Montreal
                                                            New York
Contact:  Jim Crawford                    Contact: Carolyn Conner
          (703) 318-5460                           (416) 507-5239
          crawfordpr@aol.com

For Immediate Release

      Galileo Communications teams with Newcourt Capital to complete
                           $12 million equity issue

 New Internet Company targets European business to business e-Commerce.

Annapolis, Maryland and New York, New York, September 15, 1999 - Galileo Communications, Ltd. announced today the recent closing of its first round investment of approximately $12 million to support the corporation's expansion into the growing European e-Commerce market.

Galileo Communications will use the proceeds to support its expansion into the European e-Commerce market, which is projected to grow from $5.6 billion in 1998 to reach $430 billion in total revenues by 2003.

The equity issue was arranged by Newcourt Capital, the corporate finance subsidiary of Newcourt Credit Group. In addition to Newcourt Capital and management equity, investors include:

     Saudi Arabian Economic Development Corporation (SEDCO), one of the largest investment funds in the Middle East;
     XL Ventures LLC, an investment fund owned by US based Big Flower Holdings, Inc., a leading advertising and marketing services and e-Commerce solutions company;
     Tractebel, based in Belgium, which is a $12 billion global energy and services firm with significant interests in communications; and
     Stratego Invest, a major Czech investment banking, brokerage and asset management company headquartered in Prague, Czech Republic.

The global e-Commerce market has more than doubled in the past year and today has a value of approximately $111 billion, the bulk of which has been in the US. Although experts believe that European e-Commerce trails the US market by as much as 18-24 months, according to a recent survey by Anderson Consulting, the online population of the European Union is expected to match that of the US by 2003, creating a significant opportunity for e-Commerce service delivery.

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e-Commerce applications take corporations into the 21st century by automating their buying and selling processes. Galileo's strategy is to deploy in Europe the proven e-Commerce applications and service models already successfully developed and market-tested in the US market during the past three years.

"Our goal is be the premier provider of e-Commerce tools and solutions in the European market," said Richard Kozak, CEO of Galileo Communications, Ltd. "In the rapidly changing global business market, advances in the Internet are driving e-Commerce at four times the pace of other industries. Corporate Europe will need to adopt new strategies and improve business processes using Internet solutions. Galileo has the expertise to enable corporations to more effectively compete in an increasingly global business environment through e-Commerce."

"Survey after survey, conducted in Europe, indicates that business executives recognize the compelling need to become more competitive, particularly in the face of more efficient and more aggressive US competitors attacking the European market. However, these executives don't know how or who to use to solve this business problem. This is the Galileo opportunity!" Kozak noted.

 "With a management team that understands both e-Commerce and the emerging European opportunity, Galileo's sound business strategy will deliver truly powerful and exciting e-Commerce opportunities to Europe's business market," said Jeffrey Marcks, a Director with Newcourt Capital. "We are equally excited about the outstanding group of investors who have committed to the future success of Galileo."

About Galileo
Galileo Communications Ltd. is the leading Internet Service Organization committed to expanding the availability of world class e-Commerce solutions to business customers throughout Europe. Leveraging the explosive growth of today's Web economy, privately-held Galileo is poised to become one of the fastest-growing e-Commerce companies in the world, with U.S. headquarters in Annapolis, Maryland and offices in London, England.

About Newcourt Capital
Newcourt Capital is the corporate finance business of Newcourt Credit Group, one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed assets of US$25 billion and a global capability in 26 countries.

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